Exhibit 12.1

EPL Intermediate, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Fiscal Years
											2005
									2004		Predecessor		Successor
	2000		2001		2002		2003				12/30/04 to 11/17/05		11/18/05 to 12/28/05
	(dollars in thousands)
Fixed Charges:
Interest expense	$10,715		$9,951		$8,099		$8,100		$18,025		$38,726		$3,385
Capitalized interest	58		—		45		57		95		84		106
Interest portion of rent expense	571		577		837		756		799		733		82

Total Fixed Charges	$11,344		$10,528		$8,981		$8,913		$18,919		$39,543		$3,573

Earnings:
Pretax income	$4,888		$8,385		$12,084		$12,302		$1,343		$(18,844)		$(981)
Add fixed charges	11,344		10,528		8,981		8,913		18,919		39,543		3,573
Subtract Capitalized Interest	(58)		—		(45)		(57)		(95)		(84)		(106)

Total Earnings	$16,174		$18,913		$21,020		$21,158		$20,167		$20,615		$2,486
Ratio of Earnings to Fixed Charges (1)	1.4	x	1.8	x	2.3	x	2.4	x	1.1	x	0.5	x	0.7	x

(1)	For purposes of calculating the ratio of earnings to fixed charges (the “Ratio”), earnings consist of net income before taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (expense and capitalized) on all indebtedness, plus a proportion of rental expense deemed to be representative of an interest factor. For purposes of calculating the Ratio, earnings were $18,928,000, $1,087,000, and $20, 015,000 less than fixed charges during the Predecessor period December 30, 2004 to November 17, 2005, the Successor period November 18, 2005 to December 28, 2005, and fiscal year 2005 combined, respectively.